FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Transaction in Own Shares announcement made on 31 October 2006
	2.	Transaction in Own Shares announcement made on 01 November 2006
	3.	Director\PDMR Shareholding announcement made on 02 November 2006
	4.	Transaction in Own Shares announcement made on 02 November 2006
	5.	Director\PDMR Shareholding announcement made on 03 November 200
	6.	Transaction in Own Shares announcement made on 03 November 2006
	7.	Transaction in Own Shares announcement made on 06 November 2006
	8.	Transaction in Own Shares announcement made on 07 November 2006
	9.	Director\PDMR Shareholding announcement made on 08 November 2006
	10.	Investor Conference announcement made on 08 November 2006
	11.	Transaction in Own Shares announcement made on 08 November 2006
	12.	Director\PDMR Shareholding announcement made on 10 November 2006
	13.	Transaction in Own Shares announcement made on 10 November 2006
	14.	Director\PDMR Shareholding announcement made on 13 November 2006
	15.	Transaction in Own Shares announcement made on 13 November 2006
	16.	Transaction in Own Shares announcement made on 14 November 2006
	17.	Transaction in Own Shares announcement made on 15 November 2006
	18.	Transaction in Own Shares announcement made on 16 November 2006
	19.	Director/PDMR Shareholding announcement made on 17 November 2006
	20.	Transaction in Own Shares announcement made on 20 November 2006
	21.	Rule 8.3 - (London Stock Exch) announcement made on 21 November 2006
	22.	Transaction in Own Shares announcement made on 21 November 2006
	23.	Transaction in Own Shares announcement made on 22 November 2006
	24.	Dividend Declaration announcement made on 23 November 2006
	25.	Transaction in Own Shares announcement made on 23 November 2006
	26.	Director/PDMR Shareholding announcement made on 24 November 2006
	27.	Transaction in Own Shares announcement made on 24 November 2006
	28.	Intention to Issue Securities announcement made on 27 November 2006
	29.	Director/PDMR Shareholding announcement made on 27 November 2006
	30.	Transaction in Own Shares announcement made on 27 November 2006
	31.	Holding(s) in Company announcement made on 28 November 2006
	32.	Director/PDMR Shareholding announcement made on 28 November 2006
	33.	Transaction in Own Shares announcement made on 28 November 2006
	34.	Director/PDMR Shareholding announcement made on 29 November 2006

Enclosure No. 1

                         THE ROYAL BANK OF SCOTLAND GROUP plc
                               PURCHASE OF OWN SHARES

The Royal  Bank of  Scotland  Group plc  announces  that on 31  October  2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of
1864.66p per ordinary share

Enclosure No. 2

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 1 November 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of
1880.431p per ordinary share.

Enclosure No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Annette Elizabeth Court

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Annette Elizabeth Court

8 State the nature of the transaction

        Acquisition and disposal of shares pursuant to exercise of Executive
        Share Options (see table below)

9. Number of shares, debentures or financial instruments relating to shares acquired

74,395

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

74,395

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction                    No. of Shares         Price per share

Exercise of The Royal Bank
of Scotland Group plc,
Executive Share Option Scheme- 1999     2,695                  £11.18

Exercise of The Royal Bank of
Scotland Group plc, Executive
Share Option Scheme - 2000             12,500                  £12.87

Exercise of The Royal Bank of
Scotland Group plc, Executive
Share Option Scheme - 2001             12,800                  £17.18

Exercise of The Royal Bank of
Scotland Group plc, Executive
Share Option Scheme - 2002             15,200                  £18.18

Exercise of The Royal Bank of
Scotland Group plc, Executive
Share Option Scheme - 2003             31,200                  £12.37

Sale of ordinary shares
of 25p each                            74,395                  £18.85

14. Date and place of transaction

1 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,377

16. Date issuer informed of transaction

1 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

1 November 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

John Napier Allan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Napier Allan

8 State the nature of the transaction

        Acquisition of shares pursuant to exercise of Executive Share Options
        (see table below)

9. Number of shares, debentures or financial instruments relating to shares acquired

70,438

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction               No. of Shares           Price per share

Exercise of The Royal Bank
of Scotland Group plc,
Executive Share
Option Scheme - 1999                40,038                   £11.18

Exercise of The Royal
Bank of Scotland
Group plc, Executive
Share Option Scheme - 2003          30,400                   £12.37

14. Date and place of transaction

31 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

274,609

16. Date issuer informed of transaction

1 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

1 November 2006

Enclosure No. 4

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 2 November 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1860.6269p per ordinary share.

Enclosure No. 5

Notification of Directors' Interests:

On 3 November 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
65,213 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 2,867,011 ordinary shares in the Company.

Enclosure No. 6

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 3 November 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of
1857.91p per ordinary share.

Enclosure No. 7

                     THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 6 November 2006 it purchased for cancellation 400,000 of its ordinary shares at an average price of
1885.635p per ordinary share.

Enclosure No. 8

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 7 November 2006 it purchased for cancellation 425,000 of its ordinary shares at an average price of
1893.0047p per ordinary share.

Enclosure No. 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.97

14. Date and place of transaction

7 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,838

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2006

-----------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£18.97

14. Date and place of transaction

7 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

204,878

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2006

------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£18.97

14. Date and place of transaction

7 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,435

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2006

------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£18.97

14. Date and place of transaction

7 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,492

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2006

------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.97

14. Date and place of transaction

7 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,035

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2006

------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

        Participation in The Royal Bank of Scotland Group plc Share Incentive
        Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£18.97

14. Date and place of transaction

7 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,060

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2006

Enclosure No. 10

The Royal Bank of Scotland Group plc (RBS) - Investor Conference

RBS will be holding a conference for analysts and investors on Thursday 9
November 2006 at 1:00pm UK time. The focus for the conference will be the divisions of RBS and their growth opportunities.

A pre-close trading update for 2006 will be issued on Wednesday 6 December.

A live webcast of the event and the presentation slides will be available on the day at www.rbs.com/ir.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20
7672 1758 or investor.relations@rbsir.com.

For further information:

Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758 - Office
+44 (0) 7909 873 681 - Mobile
investor.relations@rbsir.com

Enclosure No. 11
                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 8 November 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1895.0512 per ordinary share.

Enclosure No. 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
          16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13,
          14, 16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Miller Roy McLean

8 State the nature of the transaction

Exercise of The Royal bank of Scotland Group plc 1997 Sharesave Scheme

9. Number of shares, debentures or financial instruments relating to shares acquired

459

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£10.06

14. Date and place of transaction

9 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

205,337

16. Date issuer informed of transaction

10 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 November 2006

Enclosure No. 13

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 10 November 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1873.6153p per ordinary share.

Enclosure No. 14

Notification of Directors' Interests:

On 10 November 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
62,263 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 2,804,748 ordinary shares in the Company.

Enclosure No. 15

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 13 November 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1873.9496p per ordinary share.

Enclosure No. 16

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 14 November 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of
1862p per ordinary share.

Enclosure No. 17

                         THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 15 November 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1875.5p per ordinary share.

Enclosure No. 18

                    THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 16 November 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1894.595p per ordinary share.

Enclosure No. 19

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

Notification of Directors' Interests:

On 17 November 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 2,000,000 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") at a price of 1906.338263p per share.

In addition, the Trustee released from the Trust 46,196 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 4,758,552 ordinary shares in the Company.

Enclosure No. 20

                       THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 20 November 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1888.093p per ordinary share.

Enclosure No. 21

                                     FORM 8.3

    DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
              (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)  The Royal Bank of Scotland plc
                                 (a wholly-owned subsidiary of The Royal Bank of
                                 Scotland Group plc)

Company dealt in                 London Stock Exchange plc

Class of relevant security to
which the dealings being
disclosed relate (Note 2)        Ordinary 0.06918604 shares

Date of dealing                  20/11/06

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                               Long              Short
                                               Number     (%)    Number     (%)

(1) Relevant securities                        4,329,613 2.02
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total                                          4,329,613 2.02

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                    Long              Short
                                               Number     (%)    Number     (%)

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                   Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale      Number of securities     Price per unit (Note 5)

Purchase           300,000                  12.912427

Sale               600,000                  12.879167

(b)     Derivatives transactions (other than options)

Product name,     Long/short     Number of securities     Price per unit
e.g. CFD          (Note 6)       (Note 7)                 (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product   Writing,       Number of    Exercise  Type, e.g.  Expiry  Option money
name,     selling,       securities   price     American,   date    paid/
e.g.      purchasing,    to which               European            received
call      varying etc.   the option             etc.                per unit
option                   relates                                    (Note 5)
                         (Note 7)

(ii)     Exercising

Product name, e.g.     Number of securities      Exercise price per unit
call option                                      (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction      Details               Price per unit
(Note 8)                                         (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)          NO

Date of disclosure                                   21/11/06

Contact name                                         Richard Hopkins

Telephone number                                     020 7714 4459

If a connected EFM, name of offeree/offeror with
which connected                                      N/A

If a connected EFM, state nature of connection
(Note 10)                                            N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure No. 22

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 21 November 2006 it purchased for cancellation 525,000 of its ordinary shares at an average price of
1885.2986 per ordinary share.

Enclosure No. 23

                       THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 22 November 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1877.9912p per ordinary share.

Enclosure No. 24

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES E - Q NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR
THE THREE MONTHS TO 31 DECEMBER 2006.

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by
American Depositary Shares, for the three months to 31 December 2006. The dividends will be paid on 29 December 2006 at the undernoted rates to holders on the register at the close of business on 14 December 2006.

As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 14 December 2006.

Series                                                      Dividend payable per share
Series E                                                    US$0.50625
Series F                                                    US$0.478125
Series G                                                    US$0.4625
Series H                                                    US$0.453125
Series K                                                    US$0.4921875
Series L                                                    US$0.359375
Series M                                                    US$0.40
Series N                                                    US$ 0.396875
Series P                                                    US$ 0.390625
Series Q                                                    US$0.421875

DIVIDEND ON SERIES 1 NON-CUMULATIVE EURO PREFERENCE SHARES OF €0.01 FOR THE YEAR
TO 31 DECEMBER 2006

The Directors have declared the specified dividends on the undernoted Series of non-cumulative convertible euro preference shares for the year to 31 December
2006. The dividends will be paid on 29 December 2006 at the undernoted rates to holders on the register at the close of business on 14 December 2006.

Series                                                      Dividend payable per share
Series 1                                                    €55.00

DIVIDEND ON SERIES 1 NON-CUMULATIVE STERLING PREFERENCE SHARES OF £0.01 FOR THE
YEAR TO 31 DECEMBER 2006

The Directors have declared the specified dividends on the undernoted Series of non-cumulative convertible preference shares of £0.01 each for the year to 31
December 2006. The dividends will be paid on 29 December 2006 at the undernoted
rates to holders on the register at the close of business on 14 December 2006.

Series                                                      Dividend payable per share
Series 1                                                    £73.87

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE
HALF YEAR TO 30 SEPTEMBER 2006

The Directors have declared a half-yearly dividend on the 11 per cent and 5.5 per cent £1 cumulative preference shares. The dividend will be paid on 29
December 2006 at the rate of 5.5 per cent and 2.75 per cent respectively and will be paid to those preference shareholders on the register at the close of business on 1 December 2006.

Enclosure No. 25

                     THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 23 November 2006 it purchased for cancellation 478,000 of its ordinary shares at an average price of
1870.106695p per ordinary share.

Enclosure No. 26

Notification of Directors' Interests:

On 24 November 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
53,582 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,704,970 ordinary shares in the Company.

Enclosure No. 27

                       THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 24 November 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1857.79p per ordinary share.

Enclosure No. 28

The Royal Bank of Scotland Group plc

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS TO ISSUE FIXED/FLOATING RATE
NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("RBSG") intends to issue Fixed/Floating
Rate Non-Cumulative Trust Preferred Securities (the "Securities") denominated in
Sterling through RBS Capital Trust D.

Application will be made to the UK Listing Authority for the Securities to be admitted to the official list of the UK Listing Authority and to the London
Stock Exchange plc (the "LSE") for the Securities to be admitted to trading on the LSE's Professional Securities Market. It is expected that the Securities will qualify as Innovative Tier One Capital for RBSG. It is intended that the net proceeds of the offering will be used for general corporate purposes.

The Group is being advised in connection with the issue by RBS Global Banking &
Markets.

The Securities have not been and will not be registered under the United States
Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.
The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under the
Securities Act.

For further information, please contact:

The Royal Bank of Scotland Group plc;

Guy Whittaker                                       Ron Huggett
Group Finance Director                              Director, Capital Management
RBS Gogarburn                                       280 Bishopsgate
Edinburgh                                           London
EH12 1HQ                                            EC2M 4RB
Tel: 0131 523 2028                                  Tel: 0207 085 4925

Royal Bank of Scotland Global Banking & Markets

Gordon Taylor
Director, Primary Markets
135 Bishopsgate
London
EC2M 3UR
Tel: 0207 085 1217

Enclosure No. 29

Notification of Directors' Interests:

On 27 November 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
2,550 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,702,420 ordinary shares in the Company.

Enclosure No. 30

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 27 November 2006 it purchased for cancellation 550,000 of its ordinary shares at an average price of
1855.82p per ordinary share.

Enclosure No. 31

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays PLC

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p each

10. Date of transaction

21 November 2006

11. Date company informed

27 November 2006

12. Total holding following this notification

126,497,609

13. Total percentage holding of issued class following this notification

3.999%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

Date of notification

27 November 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 32

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

Notification of Directors' Interests:

On 28 November 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
2,700 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,699,720 ordinary shares in the Company.

Enclosure No. 33

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 28 November 2006 it purchased for cancellation 550,000 of its ordinary shares at an average price of
1846.126364p per ordinary share.

Enclosure No. 34

Royal Bank of Scotland Group PLC -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 29 November 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 1,605,000 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") at a price of 1856.99p per share.

In addition, the Trustee released from the Trust 54,035 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 6,250,685 ordinary shares in the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November, 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat